Exhibit 99.4

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE AND ACCESS NOTIFICATION

Baytex Energy Corp. ("Baytex") has chosen to use the notice and access model for delivery of meeting materials to its shareholders. Under Notice and Access provisions, instead of receiving paper copies of Baytex's Notice of Annual and Special Meeting and Management Information Circular (together, the “Information Circular”) shareholders are receiving this Notice and Access Notification with information on how to access the Information Circular electronically.

VOTING MATTERS			MEETING DATE & LOCATION

1	Election of Directors	Information Circular p. 9	DATE: Monday, May 5, 2025
2	Appointment of Auditors	Information Circular p. 16	TIME: 3:00 PM (Calgary Time)
3	Approval of Unallocated Share Awards	Information Circular p. 17	WHERE: Online at https://web.lumiconnect.com/246266800
4	Say on Pay	Information Circular p. 18

NOTICE-AND-ACCESS

Digital copies of the Information Circular and the form of proxy for the meeting (collectively, the “Proxy Materials”) will be posted online, together with a copy of this notification. Shareholders are also receiving a paper copy of the form of proxy or voting instruction form, as applicable, enabling them to vote by proxy in advance of the meeting. This method of delivery is an environmentally responsible, cost-effective way to deliver the Proxy Materials to Baytex’s shareholders.

SHAREHOLDERS ARE REMINDED TO VIEW THE PROXY MATERIALS PRIOR TO VOTING.

ACCESSING MEETING MATERIALS ONLINE

BAYTEX WEBSITE	SEDAR+	SCAN QR CODE
www.baytexenergy.com/investors/agm	www.sedarplus.ca

HOW TO VOTE

There are several convenient ways to vote your shares described below. You will find attached to this notice a form of proxy or a voting instruction form containing detailed instructions on how to vote your shares:

BENEFICIAL SHAREHOLDERS

Shares held with a broker, bank, or other intermediary

•       Online: www.proxyvote.com

•       Email or Fax: Call or fax to the numbers(s) listed on your voting instruction form.

•       Mail: Return the voting instruction form in the enclosed postage paid envelope.

REGISTERED SHAREHOLDERS

Shares held in own name and represented by a physical certificate or DRS

•       Online: https://vote.odysseytrust.com

•       Email: proxy@odysseytrust.com

•       Fax: 1-800-517-4553

•       Mail: Return the form of proxy in the enclosed postage paid envelope

HOW TO OBTAIN PAPER COPIES OF MEETING MATERIALS

Shareholders may request that a paper copy of the meeting materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Information Circular was filed on SEDAR+ by:

•       Calling 1-800-524-5521; or

•       Sending an email to investor@baytexenergy.com

If you request materials before the Meeting, the Information Circular will be sent to you at no charge within 3 business days of receiving your request. To receive the Information Circular before the voting deadline for the Meeting of 3:00 p.m. (Calgary time) on May 1, 2025, your request must be received no later than Friday, April 25, 2025. Please note that you will not receive another form of proxy or voting instruction form, so please keep the one you received with this notice.

If you request materials on the date of the meeting or in the year following the filing of the Information Circular, it will be sent to you within 10 calendar days of receiving your request. Following the meeting, the documents will remain available at the websites listed above for a period of at least one year.

Baytex has determined that only those shareholders with existing instructions on their account to receive paper material will receive a paper copy of the Information Circular with this notification.

SHAREHOLDERS ARE ENCOURAGED TO VOTE WELL IN ADVANCE OF THE PROXY VOTING DEADLINE AT 3:00 PM (CALGARY TIME) ON THURSDAY, MAY 1 2025